Exhibit 21.1

List of Subsidiaries

The Company owns 100% of the outstanding voting stock of the following subsidiary:

Subsidiary Name	Jurisdiction of Incorporation

Interlink Electronics, K.K.	Japan

Interlink Electronics Asia Pacific Limited	Hong Kong

Interlink Electronics (China) Company Limited	China